UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2013

Commission File Number 001-35575

Cencosud S.A.

(Translation of registrant’s name into English)

Av. Kennedy 9001, Piso 6

Las Condes, Santiago

Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40 F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

On April 26, 2013, Cencosud S.A. (“Cencosud” or the “Company”) filed an official notice of an essential event (Hecho Esencial) (an English translation of which is attached hereto as an exhibit) with the Chilean Superintendency of Securities and Insurance (Superintendencia de Valores y Seguros), or SVS, announcing the election of the president of the board and members of the directors’ committee.

This report on Form 6-K contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in this report. The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections concerning the Company, the industries and countries in which it operates. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions. These forward-looking statements include statements with respect to the Company’s plans, strategies, beliefs and other statements that are not historical facts. These statements are based on the Company’s management’s assumptions and beliefs in light of the information currently available to them. These assumptions also involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation: (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations, or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company’s operations; (x) the Company’s inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company’s ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodelings; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the rubric “Risk Factors” as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this report might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements. The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

[Summary English Translation]

Cencosud S.A.

Registered in the Securities Registry No. 743

NOTICE OF ESSENTIAL EVENT

Santiago, Chile, April 26, 2013

Mr. Fernando Coloma Correa

Superintendent of Securities and Insurance

Dear Sir or Madam:

Cencosud S.A., a public company registered in the Securities Registry No. 743 (hereinafter “Cencosud” or the “Company”), pursuant to the provisions of Article 9 and paragraph 2 of Article 10, both of Law No. 18,045 of the Republic of Chile and of Section II of the General Rule No. 30 of the SVS, hereby gives notice of the following essential event:

On April 26, 2013, after the Ordinary Shareholders’ Meeting of the Company elected the new members of the Board of Directors (the “Board”), they conducted an inaugural meeting at which they proceeded to elect Mr. Horst Paulmann Kemna as President of the Board and Mr. Carlos A. Mechetti as Secretary of the Board.

Together with the aforementioned, the directors present at the session indicated above proceeded to elect Mr. Roberto Philipps as a member of the Directors’ Committee of the Company, therefore now comprised of the directors: David Gallagher Patrickson, Richard Büchi Buc and Roberto Philipps.

Yours Truly,

Daniel Rodríguez Cofré

General Manager

Cencosud S.A.

Cc:	Santiago Stock Exchange

Valparaiso Stock Exchange

Chilean Electronic Stock Exchange

Bondholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cencosud S.A.

By	/s/ Daniel Rodríguez Cofré
Name:	Daniel Rodríguez Cofré
Title:	General Manager

Date: May 1, 2013